Exhibit 99.10

MANAGEMENT’S DISCUSSION & ANALYSIS | June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

This Management’s Discussion and Analysis (“MD&A”) dated August 7, 2019 presents an analysis of the financial position of CI Financial Corp. and its subsidiaries (“CI”) as at June 30, 2019, compared with December 31, 2018, and the results of operations for the quarter ended June 30, 2019, compared with the quarter ended June 30, 2018 and the quarter ended March 31, 2019.

CI’s Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Amounts are expressed in Canadian dollars. The principal subsidiaries referenced herein include CI Investments Inc. (“CI Investments”) and Assante Wealth Management (Canada) Ltd. (“AWM” or “Assante”). The Asset Management segment of the business includes the operating results and financial position of CI Investments and its subsidiaries, including CI Private Counsel LP (“CIPC”), as well as the operating results and financial position of First Asset Investment Management Inc. (“First Asset”) and GSFM Pty Limited (“GSFM”). The Asset Administration segment includes the operating results and financial position of AWM and its subsidiaries, including Assante Capital Management Ltd. (“ACM”) and Assante Financial Management Ltd. (“AFM”), as well as the operating results and financial position of BBS Securities Inc. (“BBS”) and WealthBar Financial Services Inc. (“WealthBar”).

This MD&A contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control.  Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable.  Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

This MD&A includes several non-IFRS financial measures that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. CI believes that these financial measures provide information that is useful to investors in understanding CI’s performance and facilitate a comparison of quarterly and full year results from period to period. Descriptions of these non-IFRS measures and reconciliations to the nearest IFRS measure, where necessary, are provided in the “Non-IFRS Measures” section of this MD&A. Note that figures in tables may not add due to rounding.

Q2 Financial Report	2	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 1: SUMMARY OF QUARTERLY RESULTS

[millions of dollars, except per share amounts]	2019		2018				2017
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
INCOME STATEMENT DATA
Management fees	468.5	459.5	474.2	509.9	506.3	513.7	532.1	452.9
Administration fees	53.6	52.4	51.8	50.2	47.5	48.1	45.8	42.0
Other revenues	8.2	14.9	3.2	8.9	10.8	11.7	16.5	9.3
Total revenues	530.3	526.8	529.2	569.0	564.6	573.5	594.4	504.1

Selling, general & administrative	124.8	126.1	123.5	128.9	127.3	132.9	128.6	106.9
Trailer fees	148.1	144.6	149.1	160.6	159.6	162.0	167.8	139.3
Investment dealer fees	42.4	40.8	40.5	40.1	37.6	37.7	37.3	34.5
Deferred sales commissions paid	3.1	4.6	3.9	4.1	5.6	8.5	7.3	6.5
Interest and lease finance	13.7	13.7	12.4	11.6	9.9	9.3	8.6	5.7
Amortization and depreciation	8.3	8.2	5.4	5.2	5.1	4.9	4.7	3.3
Other expenses	37.4	1.6	3.1	0.8	1.6	2.1	46.7	0.2
Total expenses	377.9	339.6	337.8	351.2	346.7	357.4	401.0	296.5

Income before income taxes	152.4	187.2	191.3	217.8	218.0	216.2	193.4	207.6
Income taxes	40.9	47.2	51.0	59.5	58.0	57.0	53.9	54.0
Non-controlling interest	(0.3)	(0.1)	—	0.1	0.1	0.1	0.1	—
Net income attributable to shareholders	111.9	140.0	140.3	158.2	159.9	159.0	139.4	153.6

Earnings per share	0.47	0.58	0.57	0.62	0.61	0.59	0.51	0.60
Diluted earnings per share	0.47	0.58	0.57	0.62	0.60	0.59	0.51	0.60

Dividends paid per share	0.1800	0.1800	0.1800	0.2350	0.3525	0.3525	0.3525	0.3525

Q2 Financial Report	3	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

BUSINESS OVERVIEW

CI is a diversified wealth management firm and through CI Investments, one of Canada’s largest independent investment fund companies. The principal business of CI is the management, marketing, distribution and administration of investment products for Canadian investors. CI also provides tax, retirement, estate and wealth planning services to clients of Assante and CIPC. In addition, CI has asset management operations in Australia through its subsidiary GSFM. CI’s products are distributed primarily through brokers, independent financial planners and insurance advisors, including ACM and AFM financial advisors. CI operates through two business segments, Asset Management and Asset Administration. The Asset Management segment provides the majority of CI’s income and derives its revenue principally from the fees earned on the management of investment funds and other fee-earning investment products. The Asset Administration segment derives its revenue principally from fees and commissions from ongoing service and on the sale of investment funds and other financial products.

BUSINESS STRATEGY

CI provides wealth and investment management services and earns fee revenue on its assets under management (“AUM”) and assets under administration (“AUA”). Management believes that client goals and asset growth can be achieved by focusing on the following factors: quality and diversity of products offered by CI; experience and depth of investment managers; service levels provided to dealers and investors; and the skill and knowledge of its employees.

CI offers investors a wide range of Canadian and global investment products through a network of investment dealers, mutual fund dealers, and insurance agents, which include advisors with AWM. Acquisitions of fund management companies and years of product innovation and development have allowed CI to offer investors a broad selection of investment products.

CI uses in-house teams and external investment managers to provide portfolio management services. These investment managers typically have long careers in the industry as well as extensive track records with CI. This lineup of investment managers provides a wide selection of styles and areas of expertise for CI’s funds.

CI’s management is focused on continuing to build a global diversified wealth management company based in Canada. With ongoing expansion in terms of scale, expertise and reach, CI will be able to explore new markets and introduce new capabilities that will help drive the organization’s future growth. At the same time, CI continues to view the Canadian business, relationships and channels as critical parts of the organization’s DNA. In summary, CI’s strategy is based on three major themes:

•	Maintain and grow our leading position in Canada;

•	Achieve greater scale by growing assets in Canada and abroad;

•	Increase access to distribution in Canada and abroad.

An important factor underlying these themes is the continued development of our digital capabilities. The acquisition of BBS in 2017 added advanced trading technology and online services to the firm, and has assisted in CI’s digital transformation. CI acquired WealthBar in January 2019, a leading Canadian online wealth management and financial planning platform. CI’s goal is to expand avenues of distribution and to provide clients with improved products and services, allowing them to do business with the firm when, where and how they want.

Q2 Financial Report	4	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

KEY PERFORMANCE DRIVERS

The key performance indicator for the Asset Management segment is the level of AUM, and for the Asset Administration segment, the level of AUA. Assets Under Advisement includes both AUA (assets under administration) and assets held by clients of advisors with Stonegate Private Counsel. Total assets are comprised of AUM and Assets Under Advisement. CI’s AUM and AUA are primarily driven by fund performance as well as the gross sales and redemptions of its investment products. As most of CI’s revenues and expenses are based on daily asset levels throughout the year, average assets for a particular period are critical to the analysis of CI’s financial results. While some expenses, such as trailer fees, vary directly with the level of AUM, a portion of CI’s expenses do not, such as a portion of overhead, discretionary spend, and deferred sales commissions. Over the long term, CI manages the level of its discretionary spend to be consistent with, or below, the growth in its revenue. In any given period, CI may choose to make investments in people or technology that benefit the long-term growth of the company.

CI uses several performance indicators to assess its results. These indicators are described throughout the results of operations and the discussion of the two operating segments and include the following measures prescribed by IFRS: net income and earnings per share; and measures not prescribed by IFRS: adjusted net income, adjusted earnings per share, operating cash flow, free cash flow, EBITDA, adjusted EBITDA, EBITDA margin, adjusted EBITDA margin, dealer gross margin, net debt, asset management margin, and SG&A efficiency margin. Descriptions of these non-IFRS measures and reconciliations to IFRS are provided below.

Q2 Financial Report	5	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

NON-IFRS MEASURES

CI reports certain financial information using non-IFRS measures as CI believes that these financial measures provide information that is useful to investors in understanding CI’s performance and facilitate a comparison of quarterly and full-year results from period to period.

ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE

CI defines adjusted net income as net income, net of non-controlling interest, and net of other provisions and adjustments. CI uses adjusted net income and adjusted earnings per share to compare underlying profitability for different periods.

TABLE 2: ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE

[millions of dollars, except per share amounts]	Quarter ended Jun. 30, 2019	Quarter ended Mar. 31, 2019	Quarter ended Jun. 30, 2018	Six months ended Jun. 30, 2019	Six months ended Jun. 30, 2018
Net Income	111.5	140.0	160.0	251.5	319.1
Add:
Restructuring provision	26.6	—	—	26.6	—
Less:
Non-controlling interest	(0.3)	(0.1)	0.1	(0.4)	0.2
Adjusted net income	138.5	140.0	159.9	278.5	318.9
Adjusted earnings per share	0.58	0.58	0.61	1.16	1.20

OPERATING CASH FLOW AND FREE CASH FLOW

CI measures its operating cash flow before the change in operating assets and liabilities, and the actual cash amount paid for interest and income taxes, as these items often distort the cash flow generated during the period. Operating assets and liabilities are affected by seasonality, the timing of interest payments depends on terms in specific debt instruments, and tax installments paid may differ materially from the cash tax accrual.

Free cash flow is calculated as operating cash flow adjusted for provisions. CI uses this measure, among others, when determining how to deploy capital.

Q2 Financial Report	6	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 3: OPERATING CASH FLOW AND FREE CASH FLOW

[millions of dollars]	Quarter ended Jun. 30, 2019	Quarter ended Mar. 31, 2019	Quarter ended Jun. 30, 2018	Six months ended Jun. 30, 2019	Six months ended Jun. 30, 2018
Cash provided by operating activities	152.4	120.9	175.5	273.3	255.9
Add:
Income taxes paid	52.4	40.5	56.3	93.0	124.7
Interest paid	13.0	13.4	9.5	26.4	18.8
Less:
Net change in non-cash working capital	93.1	31.3	78.3	124.4	69.6
Operating cash flow	124.7	143.5	163.0	268.2	329.9
Add:
Restructuring provision	21.9	—	—	21.9	—
Free cash flow	146.5	143.5	163.0	290.1	329.9

EBITDA, ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

CI uses EBITDA (earnings before interest, taxes, depreciation and amortization) and adjusted EBITDA, which it defines as EBITDA, net of non-controlling interest and other provisions and adjustments, to assess its underlying profitability prior to the impact of its financing structure, income taxes and amortization and depreciation. This permits comparisons of companies within the industry, normalizing for different financing methods and levels of taxation. Adjusted EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow. Adjusted EBITDA margin expresses adjusted EBITDA as a percentage of total revenue. Please note that effective for the first quarter of 2019, CI adopted IFRS 16, an accounting standard that requires lessees to recognize assets and liabilities for leases longer than 12 months. This change impacts EBITDA by replacing lease expense with interest and depreciation, which are not included in EBITDA. This accounting change was not adopted retroactively - further information can be found in Note 2 of the Notes to Interim Condensed Consolidated Financial Statements.

Q2 Financial Report	7	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 4: EBITDA, ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

[millions of dollars, except per share amounts]	Quarter ended Jun. 30, 2019	Quarter ended Mar. 31, 2019	Quarter ended Jun. 30, 2018	Six months ended Jun. 30, 2019	Six months ended Jun. 30, 2018
Net Income	111.5	140.0	160.0	251.5	319.1
Add:
Interest and lease finance	13.7	13.7	9.9	27.4	19.1
Provision for income taxes	40.9	47.2	58.0	88.1	115.0
Amortization and depreciation	8.3	8.2	5.1	16.5	9.9
EBITDA	174.4	209.0	232.9	383.4	463.2
EBITDA per share	0.73	0.86	0.88	1.60	1.74
Add:
Restructuring provision	35.0	—	—	35.0	—
Less:
Non-controlling interest	(0.3)	—	0.2	(0.2)	0.4
Adjusted EBITDA	209.7	209.0	232.6	418.7	462.7
Adjusted EBITDA per share	0.88	0.86	0.88	1.74	1.73

Total revenue	530.3	526.8	564.6	1,057.1	1,138.1
Adjusted EBITDA Margin	39.5%	39.7%	41.2%	39.6%	40.7%

NET DEBT

CI calculates net debt as long-term debt (including the current portion) less cash and marketable securities, net of cash required for regulatory purposes and non-controlling interests. Net debt is a measure of leverage and CI uses this measure to assess its financial flexibility.

TABLE 5: NET DEBT

	As at	As at
[millions of dollars]	Jun. 30, 2019	Dec. 31, 2018
Long-term debt	1,525.3	1,503.7
Less:
Cash and short-term investments	136.9	137.2
Marketable securities, excluding BBS’ securities owned, at market	134.0	133.0
Add:
Regulatory capital and non-controlling interests	15.5	21.7
Net Debt	1,269.9	1,255.3

DEALER GROSS MARGIN

CI monitors its operating profitability on the revenues earned within its Asset Administration segment by measuring its dealer gross margin, which is calculated as administration fee revenue less investment dealer fees, divided by administration fee revenue (all figures before inter-segment eliminations). CI uses this measure to assess the profitability of the Asset Administration segment before SG&A expenses.

Q2 Financial Report	8	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 6: DEALER GROSS MARGIN

[millions of dollars]	Quarter ended Jun. 30, 2019	Quarter ended Mar. 31, 2019	Quarter ended Jun. 30, 2018	Six months ended Jun. 30, 2019	Six months ended Jun. 30, 2018
Administration fees	97.7	95.0	91.4	192.7	183.4
Less:
Investment dealer fees	78.6	75.8	73.0	154.4	146.2
	19.1	19.2	18.4	38.3	37.2
Dealer gross margin	19.5%	20.2%	20.1%	19.9%	20.3%

ASSET MANAGEMENT MARGIN

CI assesses the overall performance of the asset management segment using a trailing 12-month asset management margin, where deferred sales commissions, trailer fees, and SG&A expenses are deducted from management fees and measured as a percentage of management fees (all figures are before inter-segment eliminations). This removes distortion caused by other revenues and expenses, eliminates the financing impact of back-end load funds, and eliminates revenue mix variances because it is measured as a percentage of management fees and not average AUM. Using a trailing 12-month margin eliminates any seasonality associated with SG&A expenses.

TABLE 7: ASSET MANAGEMENT MARGIN

[millions of dollars - trailing 12 months]	Quarter ended Jun. 30, 2019	Quarter ended Mar. 31, 2019	Quarter ended Dec. 31, 2018	Quarter ended Sep. 30, 2018	Quarter ended Jun. 30, 2018
Management fees	1,912.0	1,949.9	2,004.2	2,062.0	2,005.0
Less:
Deferred sales commissions paid	16.5	19.1	23.1	26.7	29.2
Trailer fees	632.8	644.8	662.8	682.5	660.1
Net management fees	1,262.8	1,286.0	1,318.2	1,352.8	1,315.6
Less:
SG&A expenses	403.7	407.3	414.7	423.6	406.5
	859.1	878.7	903.4	929.1	909.1
Asset management margin	44.9%	45.1%	45.1%	45.1%	45.3%

SG&A EFFICIENCY MARGIN

CI uses a trailing 12-month SG&A efficiency margin to assess its costs relative to management fees earned, net of deferred sales commissions and trailer fees, which are not directly controllable by CI. These expenses are determined by the type, class and load of funds in which CI’s clients invest. SG&A expenses are subtracted from these net management fees and the remainder is measured as a percentage of net management fees. Using a trailing 12-month margin eliminates any seasonality associated with SG&A expenses.

Q2 Financial Report	9	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 8: SG&A EFFICIENCY MARGIN

[millions of dollars - trailing 12 months]	Quarter ended Jun. 30, 2019	Quarter ended Mar. 31, 2019	Quarter ended Dec. 31, 2018	Quarter ended Sep. 30, 2018	Quarter ended Jun. 30, 2018
Management fees	1,912.0	1,949.9	2,004.2	2,062.0	2,005.0
Less:
Deferred sales commissions paid	16.5	19.1	23.1	26.7	29.2
Trailer fees	632.8	644.8	662.8	682.5	660.1
Net management fees	1,262.8	1,286.0	1,318.2	1,352.8	1,315.6
Less:
SG&A expenses	403.7	407.3	414.7	423.6	406.5
	859.1	878.7	903.4	929.1	909.1
SG&A efficiency margin	68.0%	68.3%	68.5%	68.7%	69.1%

ASSETS AND SALES

CI is one of Canada’s largest independent investment fund companies with assets under management of $130.2 billion and assets under advisement of $46.6 billion at June 30, 2019, as shown in Table 9. Assets under advisement are comprised of AUA and assets held by clients of advisors with Stonegate Private Counsel. Assets under management decreased 6% year over year, mainly due to net redemptions of funds. The 7% increase in assets under advisement from last year was due to net sales, advisor recruitment, and the acquisition of WealthBar. Total assets, which include mutual, segregated and hedge funds, separately managed accounts, structured products, exchange-traded funds, pooled funds and assets under advisement, were $176.8 billion at June 30, 2019, down $5.1 billion from $181.9 billion at June 30, 2018.

TABLE 9: TOTAL ASSETS

	As at	As at
[billions of dollars]	June 30, 2019	June 30, 2018	% change
Assets under management	130.2	138.2	(6)
Assets under advisement[1]	46.6	43.7	7
Total assets	176.8	181.9	(3)

1Includes $27.5 billion and $26.3 billion of assets managed by CI and held by clients of advisors with Assante and Stonegate in 2019 and 2018, respectively.

Coming off a very strong start to the year in the first quarter, global capital markets continued to chart a generally positive course through the second quarter of 2019. Although ongoing trade disputes unsettled investors for much of the period, equity markets around the globe moved higher, while bond prices also climbed as central banks maintained an easy monetary policy stance.

Q2 Financial Report	10	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

In Canada, the S&P/TSX Composite Index benefited from strength in the materials and information technology sectors to generate a return of 2.6% for the quarter, bringing the equity benchmark’s overall gain to 16.2% for the year-to-date. In the U.S., the S&P 500 Index reached new all-time highs early in the quarter and finished the three-month period 2.2% higher in Canadian dollar terms. Most overseas equity markets registered modest gains, while the MSCI World Index added about 2.0% for the quarter, also in Canadian dollars.

The equity market rally was supported, in part, by continued low interest rates in North America and abroad. The U.S. Federal Reserve kept its target interest rate unchanged and had indicated the possibility of a rate cut in the second half of 2019, prompting the U.S. 10-year government bond yield to decline through the period. As expected, the Bank of Canada also maintained its overnight lending rate of 1.75%, noting that economic growth had been slower than initially anticipated at the beginning of the year.

The change in AUM during each of the past five quarters is detailed in Table 10 and a breakdown of CI’s sales is provided in Table 11.

TABLE 10: CHANGE IN ASSETS UNDER MANAGEMENT

[billions of dollars]	Quarter ended Jun. 30, 2019	Quarter ended Mar. 31, 2019	Quarter ended Dec. 31, 2018	Quarter ended Sep. 30, 2018	Quarter ended Jun. 30, 2018
Assets under management, beginning	131.309	124.360	136.526	138.182	139.223
Gross sales	2.908	3.596	3.023	3.015	3.209
Redemptions	5.375	5.860	5.742	5.433	6.028
Net sales	(2.467)	(2.265)	(2.719)	(2.418)	(2.819)
Acquisitions (divestitures)	(0.560)	—	—	—	(1.025)
Fund performance	1.904	9.214	(9.447)	0.762	2.803
Assets under management, ending	130.186	131.309	124.360	136.526	138.182
Average assets under management	131.133	128.887	129.316	138.322	139.487

CI’s Canadian business, excluding products closed to new investors, had $2.7 billion in gross sales and $2.2 billion in net redemptions for the quarter ended June 30, 2019. CI’s international business had $187 million in gross sales and $53 million in net sales in the second quarter. CI’s closed business, comprised primarily of segregated fund contracts that are no longer available for sale, had $296 million in net redemptions for the quarter. In total, CI’s net redemptions improved $352 million over the same quarter of 2018 as a result of an 11% improvement in redemptions.

TABLE 11: SALES BREAKDOWN

	Quarter ended June 30, 2019
[millions of dollars]	Gross Sales	Redemptions	Net Sales
Canadian Business
Retail	2,286	4,202	(1,916)
Institutional	424	732	(308)
	2,710	4,934	(2,224)
International Business
Retail	137	36	101
Institutional	50	98	(48)
	187	134	53
Closed Business	11	307	(296)
Total	2,908	5,375	(2,467)

Q2 Financial Report	11	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

RESULTS OF OPERATIONS

For the quarter ended June 30, 2019, CI reported net income attributable to shareholders of $111.9 million ($0.47 per share) versus $159.9 million ($0.61 per share) for the quarter ended June 30, 2018 and $140.0 million ($0.58 per share) for the quarter ended March 31, 2019. The second quarter of 2019 included a restructuring provision of $26.6 million ($35.0 million before-tax) related to severances and technology write downs. Excluding this provision, CI’s net income attributable to shareholders was $138.5 million ($0.58 per share). The decrease from the prior year was mainly due to lower management fees resulting from lower average AUM.

CI’s total revenue was $530.3 million in the second quarter of 2019, a decrease of 6.1% when compared to total revenue of $564.6 million in the same period in 2018. On a consecutive quarter basis, total revenue increased 0.7%. The decrease from one year ago was primarily due to lower average AUM.

For the quarter ended June 30, 2019, SG&A expenses were $124.8 million, down 2.0% from $127.3 million in the same quarter of 2018 and down from $126.1 million in the prior quarter. The change in SG&A from last year was primarily a result of a change in accounting methodology. Effective for the first quarter of 2019, CI adopted IFRS 16, an accounting standard that requires lessees to recognize assets and liabilities for leases longer than 12 months. This change impacts SG&A by replacing lease expense with interest and depreciation, which are not included in SG&A. This accounting change was not adopted retroactively - further information can be found in Note 2 of the Notes to Interim Condensed Consolidated Financial Statements.

As an annualized percentage of average AUM, SG&A expenses were 0.382%, up from 0.366% for the second quarter of last year and down from 0.397% for the prior quarter. The decrease in the SG&A rate from the first quarter this year was primarily due to cost containment initiatives. The increase from the same quarter last year was primarily due to the addition of WealthBar and annual compensation increases.

In the second quarter of 2019, CI paid $3.1 million in deferred sales commissions, compared with $5.6 million in the same quarter of 2018 and $4.6 million in the prior quarter. Consistent with the Canadian mutual fund industry, CI’s sales into deferred load funds have been steadily decreasing over the past decade.

Interest expense of $13.7 million was recorded for the quarter ended June 30, 2019 compared with $9.9 million for the quarter ended June 30, 2018 and $13.7 million for the quarter ended March 31, 2019. The change in interest expense from the same quarter last year reflects the addition of lease interest expense beginning in the first quarter of 2019 (relating to the adoption of IFRS 16), as well as the changes in average debt levels and interest rates, as discussed under the Liquidity and Capital Resources section.

For the second quarter of 2019, CI recorded $40.9 million in income tax expense for an effective tax rate of 26.8% compared to $58.0 million, or 26.6%, in the second quarter of 2018, and $47.2 million, or 25.2%, in the prior quarter. The effective tax rate in the first quarter was lower than the current quarter due to income tax refunds/recoveries. CI’s effective tax rate may differ from its statutory tax rate, which is currently 26.5%, as a result of some expenses being nondeductible or partially deductible, or some revenue items not being fully taxable.

Q2 Financial Report	12	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

ASSET MANAGEMENT SEGMENT

The Asset Management segment is CI’s principal business segment and its operating results are presented in Table 12.

TABLE 12: RESULTS OF OPERATIONS - ASSET MANAGEMENT SEGMENT

[millions of dollars]	Quarter ended Jun. 30, 2019	Quarter ended Mar. 31, 2019	Quarter ended Jun. 30, 2018
Management fees	468.5	459.5	506.3
Other revenue	(1.0)	6.9	2.8
Total revenue	467.4	466.3	509.1

Selling, general and administrative	99.3	100.9	102.9
Trailer fees	155.8	152.0	167.8
Deferred sales commissions paid	3.3	4.9	5.9
Amortization and depreciation	5.7	5.5	4.1
Other expenses	34.3	1.5	1.6
Total expenses	298.4	264.8	282.2

Non-controlling interest	—	0.2	0.2
Income before taxes and non-segmented items	168.9	201.4	226.7

Revenues

Revenues from management fees were $468.5 million for the quarter ended June 30, 2019, a decrease of 7.5% from $506.3 million for the quarter ended June 30, 2018 and an increase of 2.0% from $459.5 million for the quarter ended March 31, 2019. The decrease in management fees from the second quarter of last year was mainly due to the 6.0% decrease in average AUM. The increase from the prior quarter was primarily due to the difference in the number of days in the quarter (91 vs. 90) as well as the 1.7% increase in average AUM. Net management fees (management fees less trailer fees and deferred sales commissions) as a percentage of average AUM were 0.946%, down from 0.957% for the second quarter last year and from 0.952% for the prior quarter. The net management fee rate has been generally declining due to a change in CI’s mix of business towards newer products with lower pricing, along with new pricing initiatives intended to keep CI’s products competitive.

For the quarter ended June 30, 2019, other revenue was $(1.0) million versus $2.8 million for the quarter ended June 30, 2018 and $6.9 million for the quarter ended March 31, 2019. The decrease in other revenue from the prior quarter was mainly due to lower mark-to-market gains on marketable securities. The decrease in other revenue from the same quarter last year was primarily a result of foreign exchange losses.

Expenses

SG&A expenses for the Asset Management segment were $99.3 million for the quarter ended June 30, 2019, compared with $102.9 million for the second quarter in 2018 and $100.9 million for the prior quarter. CI’s SG&A decreased from the first quarter, primarily as a result of cost containment initiatives. As a percentage of average AUM, SG&A expenses were 0.304% for the quarter ended June 30, 2019, up from 0.296% for the quarter ended June 30, 2018, and down from 0.318% in the quarter ended March 31, 2019. Another measure that CI uses to assess its costs is the SG&A efficiency margin, as discussed in the “Non-IFRS Measures” section and as set out in Table 8. CI’s current quarter SG&A efficiency margin was 67.9%, down from 69.1% in the second quarter of last year and up from 66.6% in the prior quarter.

Q2 Financial Report	13	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Trailer fees were $155.8 million for the quarter ended June 30, 2019, down 7.2% from $167.8 million for the quarter ended June 30, 2018 and up 2.5% from $152.0 million for the quarter ended March 31, 2019. Net of inter-segment amounts, this expense was $148.1 million for the quarter ended June 30, 2019 versus $159.6 million for the second quarter of 2018 and $144.6 million for the first quarter of 2019. The decrease from the second quarter last year related to the decrease in average AUM. The increase from the prior quarter was mainly due to the difference in the number of days in the quarter (91 vs. 90) and the increase in average AUM.

In the second quarter of 2019, before inter-segment eliminations, CI paid $3.3 million in deferred sales commissions, compared with $5.9 million in the same quarter of 2018 and $4.9 million in the prior quarter. CI’s sales into deferred load funds have been steadily decreasing over the past decade.

Other expenses for the quarter ended June 30, 2019 were $34.3 million, compared to $1.6 million for the quarter ended June 30, 2018 and $1.5 million for the quarter ended March 31, 2019. As discussed earlier, the second quarter of 2019 included a restructuring provision, of which $32.4 million related to the asset management segment.

The asset management margin for the second quarter of 2019 was 44.8% compared to 45.4% in the second quarter of 2018 and 43.9% in the prior quarter. The calculations and definitions of asset management margin can be found in the “Non-IFRS Measures” section.

Income before taxes and non-segmented items for CI’s principal segment was $168.9 million for the quarter ended June 30, 2019, down 25.5% from $226.7 million in the same period in 2018 and down 16.1% from $201.4 million in the previous quarter. Excluding the restructuring provision, income before taxes and non-segmented items was $201.3 million for the second quarter of 2019.

ASSET ADMINISTRATION SEGMENT

The Asset Administration segment operating results are presented in Table 13.

Q2 Financial Report	14	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 13: RESULTS OF OPERATIONS - ASSET ADMINISTRATION SEGMENT

[millions of dollars]	Quarter ended Jun. 30, 2019	Quarter ended Mar. 31, 2019	Quarter ended Jun. 30, 2018
Administration fees	97.7	95.0	91.4
Other revenue	9.2	8.0	8.0
Total revenue	106.9	103.0	99.4

Selling, general and administrative	25.5	25.1	24.3
Investment dealer fees	78.6	75.8	73.0
Amortization and depreciation	2.6	2.7	1.0
Other expenses	3.1	0.2	0.1
Total expenses	109.8	103.7	98.4

Non-controlling interest	(0.5)	(0.3)	—
Income before taxes and non-segmented items	(2.4)	(0.4)	0.9

Revenues

Administration fees were $97.7 million for the quarter ended June 30, 2019, an increase of 6.9% from $91.4 million for the same period a year ago and an increase of 2.8% from $95.0 million for the prior quarter. The change in administration fees from the second quarter last year related to the change in assets under administration at Assante and the addition of WealthBar earlier this year. Net of inter-segment amounts, administration fee revenue was $53.6 million for the quarter ended June 30, 2019, up from $47.5 million for the quarter ended June 30, 2018 and up from $52.4 million for the quarter ended March 31, 2019.

For the quarter ended June 30, 2019, other revenue was $9.2 million, up from $8.0 million for each of the comparable quarters. Other revenue consists mainly of non-advisor-related activities.

Expenses

Investment dealer fees were $78.6 million for the quarter ended June 30, 2019 compared to $73.0 million for the second quarter of 2018 and $75.8 million for the quarter ended March 31, 2019. Net of inter-segment amounts, investment dealer fees were $42.4 million, up from $37.6 million for the same quarter last year and up from $40.8 million for the prior quarter.

As discussed in the “Non-IFRS Measures” section of this MD&A and as set out in Table 6, dealer gross margin was $19.1 million or 19.5% of administration fee revenue for the quarter ended June 30, 2019 compared to $18.4 million or 20.1% for the second quarter of 2018 and $19.2 million or 20.2% for the previous quarter.

SG&A expenses for the segment were $25.5 million for the quarter ended June 30, 2019 compared to $24.3 million in the second quarter of 2018 and $25.1 million in the first quarter of 2019.

Other expenses were $3.1 million for the quarter ended June 30, 2019, up from $0.1 million in the same quarter of 2018 and $0.2 million in the first quarter of 2019. As discussed earlier, the second quarter of 2019 included a restructuring provision, of which $2.6 million related to the asset administration segment.

Q2 Financial Report	15	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

The Asset Administration segment had income before taxes and non-segmented items of $(2.4) million for the quarter ended June 30, 2019, compared to $0.9 million for the second quarter of 2018 and $(0.4) million for the prior quarter. Excluding the restructuring provision, the second quarter of 2019 had income before taxes and non-segmented items of $0.2 million.

LIQUIDITY AND CAPITAL RESOURCES

CI generated $290.1 million of free cash flow in the first half of 2019, compared to $329.9 million for the same period of 2018. Reconciliations of free cash flow to cash provided by operating activities are provided in the “Non-IFRS Measures” section and set out in Table 3.

CI primarily uses cash flow to fund capital expenditures, fund acquisitions, pay down debt, pay dividends on its shares, and repurchase shares through its normal course issuer bid. At current levels of cash flow and anticipated dividend payout rates, CI produces sufficient cash to meet its obligations and support planned business operations for at least the next 12 months.

CI’s cash flows may fluctuate, primarily in the first quarter, as a result of the balance of cash income taxes and incentive compensation related to the prior year being paid at the end of February.

TABLE 14: SUMMARY OF CASH FLOWS

[millions of dollars]	Six months ended June 30, 2019	Six months ended June 30, 2018
Free cash flow	290.1	329.9
Less:
Investments in marketable securities, net of marketable securities sold	(7.7)	(14.0)
Capital expenditures	8.3	7.2
Share repurchases, net of shares issued	155.6	307.9
Dividends paid	87.2	188.9
Debt repaid / (drawn)	(21.0)	(310.0)
Working capital and other items	68.0	89.7
	290.4	269.7
Net change in cash	(0.3)	60.3
Cash at January 1	137.2	124.6
Cash at June 30	136.9	184.9

During the first half of 2019, CI invested $7.4 million in marketable securities and received proceeds of $15.1 million from the disposition of marketable securities. Excluding BBS’ securities owned, at market, the fair value of CI’s investments as of June 30, 2019 was $134.0 million. This was comprised of seed capital investments in CI funds and strategic investments.

During the six months ended June 30, 2019, CI invested $8.3 million in capital assets, up from $7.2 million in the six months ended June 30, 2018. These investments related primarily to leasehold improvements and technology.

During the six months ended June 30, 2019, CI repurchased 8.0 million shares under its normal course issuer bid at a total cost of $155.6 million, or $19.34 per share. CI had 235,693,761 shares outstanding at the end of June, which differs from CI’s TSX-listed shares outstanding, 236,835,037, due to restricted employee shares held in trust.

Q2 Financial Report	16	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

CI paid dividends of $87.2 million during the first half of the year; CI’s current dividend rate is $0.18/share per calendar quarter.

The statement of financial position for CI at June 30, 2019 reflected total assets of $4.401 billion, an increase of $108.7 million million from $4.292 billion at December 31, 2018. This change was primarily due to the lease accounting change discussed earlier and detailed in Note 2 of the Notes to Interim Condensed Consolidated Financial Statements, as well as the addition of WealthBar.

CI’s cash and cash equivalents decreased by $0.3 million in the first half of the year to $136.9 million as of June 30, 2019. Accounts receivable and prepaid expenses increased by $38.8 million to $195.6 million as of June 30, 2019. Capital assets increased by $2.7 million during the six months ended June 30, 2019 as a result of $8.3 million in capital additions less $5.7 million in amortization.

Total liabilities increased by $7.6 million during the six months to $2.867 billion at June 30, 2019. This change was mainly attributable to a decrease in dividends payable, as CI hasn’t yet declared dividends beyond 2019, partially offset by an increase in lease liabilities, due to the lease accounting change referenced earlier.

At June 30, 2019, CI had $1,225.0 million in outstanding debentures with a weighted average interest rate of 3.09% and a carrying value of $1,220.8 million. At the same time, CI had drawn $304.5 million against its $700 million credit facility. Principal repayments on any drawn amounts are only required at the maturity of the facility, which is December 11, 2021. Following the quarter, on July 22, 2019, CI issued $350 million debentures, the proceeds of which, net of transaction costs, were used primarily to pay down CI’s credit facility balance.

Net debt, as discussed in the “Non-IFRS Measures” section and as set out in Table 5, was $1,270 million at June 30, 2019, up from $1,255 million at December 31, 2018. This change was primarily due to the acquisition of WealthBar. The average gross debt level for the six months ended June 30, 2019 was $1,576 million, compared to $1,330 million for the same period last year.

At June 30, 2019, CI was in a positive working capital position. This, in addition to the availability of its credit facility, reflects the ability of CI to meet its cash flow requirements.

CI’s ratios of debt to adjusted EBITDA and net debt to adjusted EBITDA were 1.8 to 1 and 1.5 to 1, respectively. CI was within its financial covenants with respect to its credit facility, which required that the debt to EBITDA ratio remain below 3.0 to 1, and assets under management not fall below $85 billion, based on a rolling 30-day average.

Shareholders’ equity was $1.528 billion at June 30, 2019, an increase of $98.1 million from December 31, 2018.

Q2 Financial Report	17	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

RISK MANAGEMENT

CI is exposed to a number of risks that are inherent in the wealth management business. Some factors which introduce or exacerbate risk are within the control of management and others are, by their nature, outside of CI’s direct control but must still be managed. Effective risk management is a key component to achieving CI’s business objectives and protecting company and client assets. It is an ongoing process involving the Board of Directors and the company’s Risk Management Committee, comprised of senior executives representing CI’s business units. The Board has delegated primary responsibility for oversight of risk management to the Audit and Risk Committee of the Board of Directors.

The Risk Management Committee monitors, evaluates and manages risk, and ensures that business strategies and activities are consistent with CI’s risk appetite. Regular reports are provided to the Audit and Risk Committee of CI’s Board.

As noted above, the Risk Management Committee is comprised of senior executives from each core business unit and operating area at CI. CI has developed an enterprise-wide approach to monitoring, evaluating and managing risk. The members of the Risk Management Committee identify and evaluate specific and material risks, applying both a quantitative and a qualitative analysis and then assess the likelihood of occurrence of a particular risk event. Once risks have been identified and rated, strategies and procedures are developed to minimize or avoid negative consequences and these risk mitigation processes are implemented and monitored with each business unit.

The risks described below are not the only risks facing CI. The risks set out below are risks and uncertainties that the Risk Management Committee currently believe could materially affect CI’s future financial performance. The reader should carefully consider the risks described below, and the other information contained in this MD&A, including under the heading “Forward- Looking Statements” before making an investment decision.

MARKET RISK

Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, foreign exchange rates, and equity and commodity prices. A description of each component of market risk is described below:

–	Interest rate risk is the risk of gain or loss due to the volatility of interest rates.

–	Foreign exchange rate risk is the risk of gain or loss due to volatility of foreign exchange rates.

–	Equity risk is the risk of gain or loss due to the changes in prices and volatility of individual equity instruments and equity indexes.

CI’s financial performance is indirectly exposed to market risk. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in the performance of CI’s investment funds and may adversely affect CI’s assets under management, management fees and revenues, which would reduce cash flow to CI and ultimately impact CI’s ability to meet its financial obligations.

Q2 Financial Report	18	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

MARKET RISK FOR THE ASSET MANAGEMENT SEGMENT

At June 30, 2019, approximately 25% of CI’s assets under management were held in fixed-income securities, which are exposed to interest rate risk. An increase in interest rates causes market prices of fixed-income securities to fall, while a decrease in interest rates causes market prices to rise. CI estimates that a 50 basis point change in interest rates would cause a change of about $5 million in annual pre-tax earnings in the Asset Management segment.

At June 30, 2019, about 49% of CI’s assets under management were based in Canadian currency. While CI’s concentration in Canadian currency assets reduces its exposure to foreign exchange risk, approximately 26% of CI’s assets under management were based in U.S. currency. Any change in the value of the Canadian dollar relative to U.S. currency will cause fluctuations in CI’s assets under management. CI estimates that a 10% change in Canadian/U.S. exchange rates would cause a change of about $25 million in the Asset Management segment’s annual pre-tax earnings.

About 59% of CI’s assets under management were held in equity securities at June 30, 2019, which are subject to equity risk. Equity risk is classified into two categories: general equity risk and issuer-specific risk. CI employs internal and external fund managers to take advantage of these individuals’ expertise in particular market niches, sectors and products and to reduce issuer- specific risk through diversification. CI estimates that a 10% change in the prices of equity indexes would cause a change of about $61 million in annual pre-tax earnings.

CI has a control environment that ensures market risks are reviewed regularly. CI’s compliance group reviews and monitors CI’s fund and portfolio investments for compliance with investment policies and regulations. CI also reviews investment processes, portfolio positioning and attribution of results of its investment teams on a regular basis.

MARKET RISK FOR THE ASSET ADMINISTRATION SEGMENT

CI’s operating results are not materially exposed to market risk impacting the asset administration segment given that this segment usually generates less than 1% of the total income before non-segmented items (this segment reported a gain of $2.4 million before income taxes and non-segmented items for the quarter ended June 30, 2019). Investment advisors regularly review their client portfolios to assess market risk and consult with clients to make appropriate changes to mitigate it. The effect of a 10% change in any one component of market risk (comprised of interest rate risk, foreign exchange risk and equity risk) would have resulted in a change of approximately $4 million to the Asset Administration segment’s annual pre-tax earnings.

POLITICAL AND MARKET RISK

CI’s performance is directly affected by financial markets and political conditions, including any political change and uncertainty in the United States and globally. These changes may cause significant volatility and decline in the global economy or specific international, regional and domestic financial markets which are beyond the control of CI. There can be no assurance that financial market performance will be favourable in the future. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance, which could negatively impact CI’s business and impede the growth of CI’s assets under management and revenue.

Q2 Financial Report	19	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

STRATEGIC RISK

Strategic risks are risks that directly impact the overall direction of CI and the ability of CI to successfully identify growth opportunities and implement proposed solutions. The key strategic risk is the risk that management fails to anticipate, and respond to, changes in the business environment, including demographic, regulatory and competitive changes. CI’s performance is directly affected by the financial market and business conditions, including the legislation and policies of the governments and regulatory authorities having jurisdiction over CI’s operations. These are beyond the control of CI; however, an important part of the risk management process is the ongoing review and assessment of industry and economic trends and changes. Strategies are then designed to effectively respond to any anticipated changes, including identifying acquisition opportunities, developing new business lines, introducing new products, and implementing cost control strategies.

Part of CI’s strategy includes strategic acquisitions and investments in growth opportunities. Strategic acquisitions may benefit CI through increasing fee earning assets, broadening CI’s distribution relationships, enhancing CI’s business capabilities and capturing cost synergies. CI embarks on a thorough due diligence process prior to any acquisition; however, there can be no assurances that the anticipated benefits of any acquisition will be achieved. The success of an acquisition is contingent upon many factors, including retaining key employees, securing assets acquired, obtaining legal and regulatory approvals, integrating operations and vendor relationships, and having favourable economic conditions.

REPUTATION RISK

Reputation risk is the potential negative impact of a deterioration of CI’s image or lower public confidence in the CI brand, its senior management or its products and services. Operational errors, poor performance, regulatory investigation or sanctions, litigation or employee misconduct could result in reputational harm to CI. Through its Codes of Conduct, governance practices, risk management programs, policies, procedures and training, CI attempts to prevent and detect any activities by CI officers, directors, and employees that would harm CI’s reputation. While all employees, directors and officers are expected to protect the reputation of CI, there can be no assurances that unauthorized or unsuccessful activities may result in damage to CI’s reputation, which could adversely affect CI’s business and profitability.

COMPETITION RISK

CI operates in a highly competitive environment, with competition based on a variety of factors, including the range of products offered, brand recognition, investment performance, business reputation, financing strength, management and sales relationships, quality of service, level of fees charged and level of commissions and other compensation paid. CI competes with a large number of mutual fund companies and other providers of investment products, investment management firms, broker-dealers, banks, insurance companies and other financial institutions. Some of these competitors have, and potential future competitors may have, greater technical, financial, marketing, distribution or other resources than CI. The trend toward greater consolidation within the investment management industry has increased the strength of a number of CI’s competitors. CI’s competitors seek to expand market share by offering different products and services and more competitive pricing than those offered by CI. While CI continues to develop and market new products and services and remains competitive with respect to fees, there can be no assurance that CI will maintain its current standing or market share or investment performance relative to its competitors, which may adversely affect the business, financial condition or operating results of CI.

Q2 Financial Report	20	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

In addition, there are uncertainties involved in the introduction of new products and services, including technical requirements, operational controls and procedures, compliance with regulatory requirements and shifting market preferences. The development and introduction of new products and services may require ongoing support and investment. A failure to manage the risks involved in the implementation of new products and services may lead to operational lapses, increased capital requirements, and competitive alternatives, which could adversely affect CI’s standing, market share or investment performance relative to its competitors and negatively impact the business, financial condition or operating results of CI.

DISTRIBUTION RISK

CI distributes its investment products through a number of distribution channels, including brokers, independent financial planners and insurance advisors. CI’s access to these distribution channels is impacted by the strength of the relationship with certain business partners and the level of competition faced from the financial institutions that own those channels. While CI continues to develop and enhance existing relationships, there can be no assurance that CI will, in the future, enjoy the level of access that it has in the past, which would adversely affect its sales of investment products.

REGULATORY AND LEGAL RISK

CI’s business is dependent upon compliance with and continued registration under securities laws in all jurisdictions in which CI and its subsidiaries carry on business. Laws and regulations applied at the national and provincial level generally grant governmental agencies and self-regulatory bodies broad administrative discretion over the activities of CI, including the power to limit or restrict business activities as well as impose additional disclosure requirements on CI products and services. Possible sanctions include the revocation or imposition of conditions on licenses to operate certain businesses, the suspension or expulsion from a particular market or jurisdiction of any of CI’s business segments or its key personnel or financial advisors, and the imposition of fines and censures. It is also possible that the laws and regulations governing a subsidiary’s operations or particular investment products or services could be amended or interpreted in a manner that is adverse to CI. To the extent that existing or future regulations affecting the sale or offering of CI’s product or services or CI’s investment strategies cause or contribute to reduced sales of CI’s products or lower margins or impair the investment performance of CI’s products, CI’s aggregate assets under management and its revenues may be adversely affected. In addition, the ongoing change in the securities regulatory environment governing CI’s business may require additional human resources and operations which will increase costs.

Given the nature of CI’s business, CI may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing CI, its directors, officers, employees or agents in this respect include potential liability for violations of corporate laws, securities laws, stock exchange rules and misuse of investors’ funds. Some violations of corporate laws, securities laws or stock exchange rules could result in civil liability, fines, sanctions, or expulsion from a self- regulatory organization or the suspension or revocation of CI’s right to carry on an existing business. CI may incur significant costs in connection with such potential liabilities.

Q2 Financial Report	21	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

INFORMATION TECHNOLOGY RISK

CI uses information technology and the internet to streamline business operations and to improve the client and advisor experience. However, with the use of information technology and the internet, email messaging and other online capabilities, CI is exposed to information security risk that could potentially have an adverse impact on its business. CI is dependent on its information security policies, procedures and capabilities to protect its computer and telecommunications systems and the data that it transmits through its information technology systems. Any information technology event, such as a hacker attack or virus, or internal issue, such as the failure to implement sufficient controls, could result in unauthorized access to sensitive or confidential information, theft, operational disruption, regulatory actions, legal liability or reputational harm. CI actively monitors this risk and continues to develop controls to protect against cyber threats that are becoming more sophisticated and pervasive. In addition, CI has and will continue to implement safeguards to control access to sensitive information, through password protection, encryption of confidential information and other means. Notwithstanding these measures, CI cannot fully mitigate the risk associated with information technology security. If mobile electronic devices, such as laptops or smart phones, are stolen, lost or left unattended, such devices may become exposed to hacking or other unauthorized use. As well, CI is dependent on the efficiency and effectiveness of the technology it uses and keeping pace with a continuously evolving information technology landscape. Malfunctioning of any of the technologies used by CI and being slow to keep pace could disrupt the company’s success and negatively impact CI’s financial position and reputation.

CI’s business is dependent on the physical integrity of its infrastructure, including its office space, storage centers and other facilities. CI has taken precautions to protect the physical security of its infrastructure, and the sensitive information contained therein, through passkey protection, limited after-hours access and clean desk policies. However, a breach of the physical integrity of CI infrastructure may leave sensitive information vulnerable to unauthorized access and use, increasing a possible security risk, which could negatively impact CI’s business and reputation.

OPERATIONAL RISK

Operational risk is the risk of loss resulting from inadequate or failed internal processes or systems. The operational risk that CI is exposed to may arise from, technology failures, business disruption, theft and fraud, failure of key third parties, employee errors, processing and execution errors, and inaccurate or incomplete client information. Operational risk may result in a financial loss but can also lead to regulatory sanctions and harm to CI’s reputation. Operational risk driven by people and processes are mitigated through human resources policies and practices, and a strong internal control environment. Operational risks driven by systems and services are managed through controls over technology development and change management as well as enhanced procedures for oversight of third-party service providers. While CI continuously monitors its operational risks, there can be no assurances that CI’s internal control procedures can mitigate all operational risks.

Q2 Financial Report	22	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TAXATION RISK

CI is subject to various uncertainties concerning the interpretation and application of Canadian tax laws. CI Investments is considered a large case file by the Canada Revenue Agency and, as such, is subject to audit each year. There is a significant lag between the end of a fiscal year and when such audits are completed. Therefore, at any given time, several years may be open for audit and/or adjustments. While CI regularly assesses the likely outcome of these audits in order to determine the appropriateness of its tax provision, there can be no assurance that CI will accurately predict the outcomes of these audits. If tax authorities disagree with CI’s application of such tax laws, CI’s profitability and cash flows could be adversely affected.

REDEMPTION RISK

CI earns revenue primarily from management fees earned for advising and managing investment fund assets. The level of these assets is dependent on (i) sales; (ii) redemptions; and (iii) investment performance. Sales and redemptions may fluctuate depending on market and economic conditions, investment preference, or other factors.

Significant redemptions could adversely affect investor fund returns by impacting market values and increasing transaction costs or taxable distributions. Continued large redemptions could negatively impact the prospects and operating results of CI.

KEY PERSONNEL RISK

The success of CI is dependent to a significant degree upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel, could adversely affect CI’s business. The retention of these key managers and the identification and development of the next generation of managers is an area of focus for CI. CI has not purchased any “key man” insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

The success of CI is also dependent upon, among other things, the skills and expertise of its human resources, including the management and investment personnel with specialized skills related to, among other things, marketing, risk management, credit, information technology, accounting, administrative operations and legal affairs. These highly skilled and often highly specialized individuals play an important role in developing, implementing, operating, managing and distributing CI’s products and services. Accordingly, the recruitment and retention of skilled personnel, continuous training and transfer of knowledge are key activities that are essential to CI’s performance. CI has taken, and will continue to take, steps to encourage our key employees to remain employed at CI, including the implementation of long-service awards, employee engagement strategies and enhanced transparency measures with respect to compensation. In addition, the focus on asset growth and the reliance on investment performance to sell financial products has increased the demand for experienced and high- performing portfolio managers. Compensation packages for these managers may increase at a rate well in excess of inflation and well above the rates of increase observed in other industries and the rest of the labour market. The loss of these individuals or an inability to attract, retain and motivate a sufficient number of qualified personnel could result in a loss of clients and a decline in sales and adversely affect CI’s business.

Q2 Financial Report	23	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

The market for financial advisors is extremely competitive and is increasingly characterized by frequent movement by financial advisors among different firms. Individual financial advisors of AWM have regular direct contact with clients, which can lead to a strong and personal client relationship based on the client’s trust in the individual financial advisor. The loss of a significant number of financial advisors could lead to the loss of client accounts which could have a material adverse effect on the results of operations and prospects of AWM and, in turn, CI. Although AWM uses or has used a combination of competitive compensation structures and equity with vesting provisions as a means of seeking to retain financial advisors, there can be no assurance that financial advisors will remain with AWM.

INSURANCE RISK

CI maintains various types of insurance which include financial institution bonds, errors and omissions insurance, directors’, trustees’ and officers’ liability insurance, agents’ insurance and general commercial liability insurance. Management evaluates the adequacy of CI’s insurance coverage on an ongoing basis. However, there can be no assurance that a claim or claims will not exceed the limits of available insurance coverage, that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost or that any insurer will not dispute coverage of certain claims due to ambiguities in the relevant policies. A judgment against CI in excess of available coverage could have a material adverse effect on CI both in terms of damages awarded and the impact on the reputation of CI.

CAPITAL RISK

Certain subsidiaries of CI are subject to minimum regulatory capital requirements. This may require CI to keep sufficient cash and other liquid assets on hand to maintain capital requirements rather than using them in connection with its business. Failure to maintain required regulatory capital by CI may subject it to fines, suspension or revocation of registration by the relevant securities regulator. A significant operating loss by a registrant subsidiary or an unusually large charge against regulatory capital could adversely affect the ability of CI to expand or even maintain its present level of business, which could have a material adverse effect on CI’s business, results of operations, financial condition and prospects.

CREDIT RISK

Credit risk is the risk of loss associated with the inability of a third party to fulfill its payment obligations. CI is exposed to the risk that third parties that owe it money, securities or other assets will not perform their obligations. These parties include trading counterparties, customers, clearing agents, exchanges, clearing houses and other financial intermediaries, as well as issuers whose securities are held by CI. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. CI does not have significant exposure to any individual counterparty. Credit risk is mitigated by regularly monitoring the credit performance of individual counterparties and holding collateral where appropriate.

One of the primary sources of credit risk arises when CI extends credit to clients to purchase securities by way of margin lending. Margin loans are due on demand and are collateralized by the financial instruments in the client’s account. CI faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if CI is unable to recover sufficient value from the collateral held. The credit extended is limited by regulatory requirements and by CI’s internal credit policy.

Q2 Financial Report	24	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

LIQUIDITY RISK

Liquidity risk is the risk that CI may not be able to generate sufficient funds and within the time required in order to meet its obligations as they come due. While CI currently has access to financing, unfavourable market conditions may affect the ability of CI to obtain loans or make other arrangements on terms acceptable to CI.

SHARE CAPITAL

As at June 30, 2019, CI had 235,693,761 shares outstanding.

Employee Incentive Share Option Plan: At June 30, 2019, 5.7 million options to purchase shares were outstanding, of which 4.9 million options were exercisable at prices ranging from $27.44 to $35.88.

Restricted Share Unit (“RSU”) Plan: 1,137,569 RSUs were outstanding as at June 30, 2019.

Deferred Share Unit (“DSU”) Plan: 17,622 DSUs were outstanding as at June 30, 2019.

Additional details about the above Plans can be found in Note 9 to the Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

The table that follows summarizes CI’s contractual obligations at June 30, 2019.

PAYMENTS DUE BY YEAR

[millions of dollars]	Total	1 year or less	2	3	4	5	More than 5 years
Long-term debt	1,529.5	—	450.0	504.5	—	325.0	250.0
Leases	86.8	14.3	13.4	12.5	12.1	12.3	22.2
Total	1,616.3	14.3	463.4	517.0	12.1	337.3	272.2

SIGNIFICANT ACCOUNTING ESTIMATES

The June 30, 2019 Consolidated Financial Statements have been prepared in accordance with IFRS. For a discussion of all significant accounting policies, refer to Note 1 of the Notes to Interim Condensed Consolidated Financial Statements. Note 3 provides a discussion regarding the methodology used for business acquisitions. Note 5 provides a discussion regarding the recoverable amount of CI’s provision for other liabilities and contingencies.

NEW ACCOUNTING POLICIES

Effective January 1, 2019, CI adopted IFRS 16 using the modified retrospective approach. Under this approach CI recognized the lease liability based on the remaining lease payments discounted using CI’s incremental borrowing rate as at January 1, 2019. CI also recognized the right-of-use asset as at the date of initial application, as if IFRS 16 had always been applied since the commencement date of the lease, discounted using CI’s incremental rate of borrowing as at January 1, 2019. Comparative figures were not restated for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. Please refer to Note 2 of the Notes to Interim Condensed Consolidated Financial Statements for more information.

Q2 Financial Report	25	June 30, 2019

| MANAGEMENT’S DISCUSSION & ANALYSIS |

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), together with management, are responsible for the design of CI’s disclosure controls and procedures as defined in National Instrument 52-109 (NI 52-109). Management evaluated, with participation of the CEO and CFO, the effectiveness of the disclosure controls and procedures as at June 30, 2019. Based on this evaluation, the CEO and CFO have concluded that they are reasonably assured these disclosure controls and procedures were effective as at June 30, 2019 and that material information relating to CI was made known to them within the time periods specified under applicable securities legislation.

Management, under the supervision of the CEO and CFO, is responsible for the design and maintenance of adequate internal controls over financial reporting as defined in NI 52-109 for the purposes of providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, due to its inherent limitations, internal controls over financial reporting can only provide reasonable, not absolute, assurance that the financial statements are free of misstatements. The COSO framework was used to assist management, along with the CEO and CFO, in the evaluation of these internal control systems. Management, under the direction of the CEO and CFO, concluded that the internal controls over financial reporting were effective as at June 30, 2019. Management used various tools to evaluate internal controls over financial reporting which included interaction with key control systems, review of policy and procedure documentation, observation or reperformance of control procedures to evaluate the effectiveness of controls and concluded that these controls are effective. For the quarter ended June 30, 2019, there have been no changes to the internal controls that have materially affected, or are reasonably likely to affect, internal controls over financial reporting

Additional information relating to CI, including the most recent audited annual financial statements, management information circular and annual information form, is available on SEDAR at www.sedar.com and on CI’s website at www.cifinancial.com. Information contained in or otherwise accessible through the websites mentioned in this MD&A does not form part of, and is not incorporated by reference into, this MD&A.

Q2 Financial Report	26	June 30, 2019